UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2019

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On January 31, 2019, the Registrant provided notice of an Extraordinary General Meeting of the Shareholders to be held on February 22, 2019 (the "Meeting"), for the purpose of appointing the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.

Attached hereto and incorporated by reference herein is the Registrant’s Amendment to Notice of the Meeting which reschedules the Meeting from February 22, 2019 to March 17, 2019, at noon, Israel time. The agenda for the Meeting as well as the record date for the Meeting and place of the meeting will not change. In addition, attached hereto and incorporated by reference herein are the Registrant’s amended invitation and Proxy Statement for the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.05, of the Registrant at the close of trading on the Nasdaq Capital Market on February 5, 2019, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. Proxies signed and received with respect to the meeting in its original date will be used at the postponed meeting and there is no need to sign and submit proxies again.

The Amended Notice of Meeting, Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Amended Notice of Meeting for the Extraordinary General Meeting of Shareholders to be held on March 17, 2019.
99.2	Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on March 17, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo Interim Chief Executive Officer

Date: February 19, 2019